Exhibit 12.1

THE HILLMAN COMPANIES, INC.

Computation of Ratio of Income to Fixed Charges

Year Ended December 31, 2011

(Dollars in thousands)

Income before Income Taxes	$(14,458)

Add fixed charges:
Interest expense	53,289
Amortization of debt expense	2,975
Interest portion of rent expense	3,013

Adjusted income	$44,819

Fixed charges:
Interest expense	53,289
Amortization of debt expense	2,975
Interest portion of rent expense	3,013

Fixed Charges	$59,277

Ratio of earnings to Fixed Charges (1)	0.76

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.